(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 0-28030 CUSIP NUMBER

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

i2 Technologies, Inc.

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Full Name of Registrant

N/A

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Former Name if Applicable

One i2 Place, 11701 Luna Road

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Address of Principal Executive Office (Street and Number)

Dallas, TX 75234

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Deloitte & Touche LLP has not yet completed the re-audit of the Registrant’s financial statements for the years ended December 31, 2000 and 2001 or the audit of the Registrant’s financial statements for the year ended December 31, 2002. As a result, the Registrant has not finalized, and Deloitte & Touche LLP has not completed a review of, the interim financial statements to be included in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 (the “First Quarter 2003 Form 10-Q”). Accordingly, the Registrant is not yet able to finalize and file its First Quarter 2003 Form 10-Q within the prescribed time period. As indicated in the Registrant’s press release issued on May 8, 2003, which the Registrant subsequently filed with the SEC on a Current Report on Form 8-K, the Company currently believes that it will file its Annual Report on Form 10-K for the year ended December 31, 2002 (the “2002 Form 10-K”), as well as its First Quarter 2003 Form 10-Q, in June.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William M. Beecher Executive Vice President and Chief Financial Officer (Name)	469 (Area Code)	357-1000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Registrant has not filed its 2002 Form 10-K.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the re-audits are completed, the Registrant cannot be certain of their eventual outcome with regard to amounts or periods affected. However, the Registrant currently believes that material adjustments to its previously reported financial results will be required. The Registrant cannot at the present time provide a reasonable estimate of such adjustments.

i2 Technologies, Inc.

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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2003
	By:	/s/ William M. Beecher William M. Beecher Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Last update: 10/8/2002